October 30, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Kathleen Collins

Re:	Comment Letter Dated October 2, 2006

Epicor Software Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Filed April 14, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Filed August 9, 2006

File No. 0-20740

Ladies and Gentlemen:

We refer to Ms. Collins letter dated October 2, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005, the Form 10-K/A for the fiscal year ended December 31, 2005 and the Form 10-Q for the quarterly period ended June 30, 2006 of Epicor Software Corporation (the “Company”). The Company hereby requests an additional 5 business days to respond to the Staff’s comments. As discussed with Ms. Collins, the Company intends to respond to the Staff’s comments by November 6, 2006.

If you have any questions, please do not hesitate to call Katharine Martin at Wilson Sonsini Goodrich & Rosati at (650) 565-3522.

Sincerely,

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel
Epicor Software Corporation